December 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	Highland Funds I N-14 (File No. 333-249778)

Ms. Hamilton and Mr. Sutcliffe:

This letter responds to comments provided by Mr. Sandoval and Mr. Sutcliffe to K&L Gates LLP, fund counsel to Highland Funds I (“HFI” or the “Registrant”), and SEI Investments Global Fund Services (“SEI”), administrator to HFI, in telephone conversations on November 19, 2020 and November 23, 2020, respectively. The SEC staff (“Staff”) comments provided relate to the registration statement on Form N-14 (the “Proxy Statement/Prospectus”) filed on October 30, 2020 relating to the reorganization of Highland Socially Responsible Equity Fund (“SRE”), a series of Highland Funds II (“HFII”), into NexPoint Merger Arbitrage Fund (“MAF”), a series of HFI (each, a “Fund” and together, the “Funds”). SEI provides HFI with administrative and accounting services and submits these responses on behalf of HFI.

ACCOUNTING COMMENTS

SEC Comment 1 The Staff notes that the Form N-14 filing did not include the required auditor’s consent in connection with the incorporation by reference of SRE’s financial statements for the fiscal year ended September 30, 2019 into the proxy statement/prospectus. Please file either a delaying amendment or an amendment to the Form N-14 with the required auditor’s consent as an exhibit prior to the November 30, 2020 effective date. The Staff notes that the filing is ineligible for automatic effectiveness under Rule 488 without this required auditor’s consent.

Response: The Registrant filed a delaying amendment on November 27, 2020 (accession no. 0001193125-20-304506) and will seek to have the revised Form N-14 declared effective once comments are cleared.

SEC Comment 2 Please fix the hyperlink to the Highland Funds I statutory prospectus on the Highland Funds website as an error message currently appears when clicking on the hyperlink.

Response: The hyperlink to the Registrant’s statutory prospectus has been updated on the Registrant’s website.

SEC Comment 3 In the Comparative Fee Tables, please confirm whether the “Acquired Fund Fees and Expense” amounts are properly reflected in the table as the “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” amounts appear to be off by 1 basis point.

Response: The Registrant confirms the “Acquired Fund Fees and Expense” amounts are properly reflected in the table. The “Acquired Fund Fees and Expense” of 1 basis point is included in both the “Total Annual Fund Operating Expenses” and the “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements”. Please see Accounting Comment Response #5 for a detailed example for the MAF Class A Shares. Any additional differences are attributable to rounding and are immaterial (1 bps); therefore no additional action is taken.

SEC Comment 4 In the Comparative Fee Tables, please confirm whether the “current fees” for SRE are reflected. The Staff notes that the fees reflected for SRE are as of March 31, 2020.

Response: The audited September 30, 2020 financials, including SRE’s fees, are now available from the Highland Funds II annual report for the period ended September 30, 2020. The SRE fees in the Comparative Fee Tables have now been updated as of September 30, 2020.

SEC Comment 5 In the Comparative Fee Tables, the Staff notes that the fees and expenses listed for MAF Class A Shares do not match the amounts listed in the MAF Class A Shares Financial Highlights for the period ended June 30, 2020, even when taking into account the Amortized Offering Costs of 6 basis points. Please verify the correct amounts and revise the fees and expenses for MAF Class A Shares in the Comparative Fee Table as needed.

Response: The Comparative Fees Tables MAF Class A Shares matches the MAF Class A Shares Financial Highlights (per the HF I June 30, 2020 annual report) detailed below, with the exception of the 1 basis point difference for “Acquired Fund Fees and Expense”. We agree that the primary difference between the presentations is the location of the Amortized Offering Costs (6 basis points), but note the Comparative Fee Tables details this in FN 6 for “Dividend Expense on Short Sales and Other Excluded Expenses”, while the Financial Highlights presents this in the “Distribution fees and amortized offering costs” line item of the Supplemental Ratios table.

Comparative Fees Tables MAF Class A Shares (2.77% = “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” inclusive of 0.01% “Acquired Fund Fees and Expenses”)

Shareholder Fees (Fees Paid Directly From Your Investment)	MAF–A
Annual Fund Operating Expenses (Expenses That You Pay Each Year as a % of the Value of Your Investment)
Management Fee	1.00%
Distribution and/or Service (12b-1) Fees	0.35%[2]
Other Expenses:	2.34%
Interest Payments and Commitment Fees on Borrowed Funds	0.18%
Dividend Expense on Short Sales and Other Excluded Expenses[6]	0.73%
Remainder of Other Expenses	1.43%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses	3.70%
Fee Waivers and/or Expense Reimbursements	-0.93%[5]
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	2.77%

Financial Highlights for the period ended June 30, 2020 – MAF Class A Shares (2.76% = “Net operating expenses (net of waiver/reimbursement, if applicable, but gross of all other operating expenses” exclusive of 0.01% “Acquired Fund Fees and Expenses”)

Gross operating expenses	3.69%
Less Reimbursement	(0.93%)

Net operating expenses (net of waiver/reimbursement, if applicable, but gross of all other operating expenses)	2.76%
Supplemental expense ratios:
Expense Cap	1.50%
Interest expense and commitment fees	0.18%
Dividends and fees on securities sold short	0.67%
Distribution fees and amortized offering costs	0.41%

Net operating expenses (net of waiver/reimbursement, if applicable, but gross of all other operating expenses)	2.76%

SEC Comment 6 In the Hypothetical Expense Example, please verify the calculations for SRE Class A Shares.

Response: The Hypothetical Expense Example has now been updated in the revised N-14 for SRE as of September 30, 2020. Please also refer to Disclosure Comment #15 addressing this.

SEC Comment 7 In the pro forma financials, please verify whether the correct fiscal period end date is reflected for MAF in accordance with the requirements of Regulation S-X.

Response: The pro forma financials have been updated to reflect MAF’s most recent fiscal period (June 30, 2020).

SEC Comment 8 Please include the general estimates footnote in the pro forma financials.

Response: The Registrant has added the following disclosure “Use of Estimates – The Funds are investment companies that follow the investment company accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 Financial Services — Investment Companies applicable to investment companies. The Funds’ financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which require the Adviser to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.”

SEC Comment 9 In the pro forma adjustments, given the significant increases in the line items for “Interest Payments and Commitment Fees on Borrowed Fund” and “Dividend Expense on Short Sales,” please monetize the amounts of expected increases.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 10 In the pro forma narrative, please note MAF’s capital loss carryforwards of $7.9 million.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

DISCLOSURE COMMENTS

SEC Comment 1 As noted in SEC Comment 1 above, please provide the missing auditor’s consent in connection with the incorporation by reference of SRE’s financial statements for the fiscal year ended September 30, 2019.

Response: The Registrant has updated the Proxy Statement/Prospectus to incorporate by reference SRE’s financial statements for the fiscal year ended September 30, 2020 and will include the noted auditor’s consent in a pre-effective amendment filing.

SEC Comment 2 On page 1 of the Question and Answer section, the Staff notes that holders of Class Y Shares will be given Class Z Shares in connection with the reorganization. Please provide a summary discussion of the differences between these two classes for shareholders.

Response: The Registrant will add the following disclosure to the Question and Answer section:

Class Y shares of SRE and Class Z shares of MAF differ only in regard to the types of investors who are eligible to invest in each class, see the section entitled “Eligible Investors” below. Any eligibility restrictions of MAF Class Z will be waived with respect to shareholders of SRE Class Y receiving MAF Class Z shares in connection with the Reorganization and on any future purchases of MAF Class Z by such shareholders.

SEC Comment 3 Under “Who Is the Investment Adviser of the Funds?” section in the Question and Answer section, will creditors of the bankrupt entity HCMLP have recourse and be able to reach the assets of the investment adviser, HCMFA? Please explain.

Response: No, HCMLP creditors will not have recourse to assets of HCMFA

SEC Comment 4 On the first page of the Proxy Statement/Prospectus, the Staff asks that you highlight the material differences between the two Trusts, especially anything material regarding the diminution of shareholder rights, given that the trusts are organized under different state laws and have different organizational documents.

Response: The Registrant will add the following disclosure on the first page of the Proxy Statement/Prospectus:

Both Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current NAV. MAF is a series of Highland Funds I, a Delaware statutory trust, and SRE is a series of Highland Funds II, a Massachusetts business trust (together with Highland Funds I, the “Trusts”). The Funds are governed by each respective Trust’s Declaration of Trust and Bylaws, in addition to applicable state and federal law, and have identical Boards. The rights of shareholders of MAF and SRE are described in further detail in Annex D attached hereto. While Annex D outlines key substantive differences in shareholder rights between the two Trusts, the majority of these differences involve small differences in the manner in which and threshold numbers of shareholders required to exercise the same rights between the two Trusts. Accordingly, HCMFA does not believe that the rights of SRE shareholders will be diminished as a result of the Reorganization.

SEC Comment 5 On the first page of the Proxy Statement/Prospectus, the Staff notes that certain documents are incorporated by reference. Hyperlinks to materials incorporated by reference under Rule 411 of the Securities Act and Rule 0-4 under the Investment Company Act require the hyperlinking of both exhibits and other information incorporated by reference in a registration statement if publicly available on EDGAR. Please update as necessary.

Response: The hyperlinks have been updated as requested.

SEC Comment 6 Under the “Reasons for the Proposed Reorganization” section of the Proxy Statement/Prospectus, the Staff notes that the outflows from SRE is listed as a reason for the proposed reorganization. Please disclose that the acquiring fund has also experienced recent outflows otherwise this description may be misleading.

Response: Supplementally, the Registrant notes that although MAF did recently experience outflows, a majority of those outflows occurred in June and July 2020 in connection with the reorganization of Highland Long/Short Equity Fund (“LSE”), a series of Highland Funds I, into MAF, which closed on June 29, 2020. LSE held a position in MAF which was redeemed in June prior to closing to facilitate the reorganization. Additionally, a significant amount of the July 2020 redemptions were from shareholders that were previously invested in LSE. Since January 2019 to May 2020 SRE had total net outflows of $50.6 million while MAF only had net outflows of approximately $500,000. Additionally, from August 2020 to December 17, 2020, SRE had total net outflows of $5.8 million while MAF had net inflows of approximately $700,000. Accordingly, the Registrant does not believe the outflows from MAF are relevant to the consideration of the current Reorganization and the current description is not misleading, and the Registrant respectfully declines to make any changes in response to this comment.

SEC Comment 7 Under the “Reasons for the Proposed Reorganization” section of the Proxy Statement/Prospectus, the Staff notes the disclosure that “as of June 30, 2020, MAF has higher returns YTD, over the 1,- 3- and 5 year periods ended June 30, 2020 and since inception (January 2015).” Please correct this sentence to note that SRE outperformed MAF since MAF’s inception.

Response: The SRE return of 7.54% incorrectly showed the annualized return since the inception of SRE in 1996. The performance table has been updated to reflect performance as of the MAF inception date of January 2015.

SEC Comment 8 On page 6 of the Proxy Statement/Prospectus, please correct the typo to specify that SRE’s capital loss position was approximately “$6.2 million” (i.e., add “million” to disclosure).

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 9 On page 6 of the Proxy Statement/Prospectus, the Staff notes the disclosure comparing investment objectives, policies and risks. Per Item 3(c) Form N-14, please clarify and disclose whether the risk profiles differ between the funds.

Response: The Registrant will add the following disclosure on page 6 of the Proxy Statement/Prospectus:

While each Fund is exposed to the specific principal risks discussed below as a result of such Fund’s particular investment strategies, the risk profile of MAF would be considered higher than that of SRE in light of MAF’s exposure to Emerging Markets Risk, High Yield Debt Securities Risk, Illiquid and Restricted Securities Risk, Leverage Risk, and Non-Diversification Risk each as described below under “Comparison of Risks.” These risks are not principal risks of SRE.

SEC Comment 10 In the chart comparing the investment objectives and policies of the funds starting on page 9 of the Proxy Statement/Prospectus, the Staff notes the disclosure relating to when SRE portfolio managers consider selling securities. Does MAF have comparative information on when it considers selling securities? If so, please provide.

Response: The Registrant will add the following disclosure from the MAF prospectus:

The Adviser may sell securities at any time, including if the Adviser’s evaluation of the risk/reward ratio is no longer favorable.

SEC Comment 11 On page 19 of the Proxy Statement/Prospectus, please label the heading of each column in the comparison table with a Fund name, as was done on the previous pages. In addition, please correct the typo in the “repurchase agreements” row such that it reads “no specific limitation” (instead of “imitation”). Finally, please confirm that the “Investing in Other Investment Companies” disclosure is correctly listed for each fund.

Response: In response to the comment, the column headings have been revised and the typo has been corrected. In addition, the Registrant confirms that the “Investing in Other Investment Companies” disclosure is correctly listed.

SEC Comment 12 Under the “Comparative Fee Tables” section of the Proxy Statement/Prospectus, the Staff notes the disclosure regarding why MAF fees are higher than SRE fees due to the Dividend Expense on Short Sales applicable to MAF. Please also clearly disclose that the remainder of other expenses will also be higher for MAF.

Response: The Registrant has revised the disclosure to clarify that “Interest Payments and Commitment Fees on Borrowed Funds” is an additional primary driver for MAF expenses being higher than those of SRE and to reflect that “Remainder of Other Expenses” are also higher for MAF.

SEC Comment 13 Under the “Fee and Expenses” section on page 21 of the Proxy Statement/Prospectus, please confirm that the fees shown are the most current fees available.

Response: The “Fee and Expenses” section has now been updated in the revised N-14 for SRE as of September 30, 2020. The Highland Funds II N-CSR was filed on December 10, 2020.

SEC Comment 14 In the Example table (for Class A) at the top of page 23 Proxy Statement/Prospectus, please include the 1% deferred sales charge as appropriate for the one-year amounts listed for “MAF – Class A Shares” and “MAF – Class A, Pro Forma Combined.”

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 15 In the Example table (for Class A) at the top of page 23 Proxy Statement/Prospectus, please confirm that you used the maximum sales load charge of 5.75% (instead of 5.50%) when you calculated the amounts shown for SRE.

Response: The Registrant has confirmed the maximum sales load of 5.75% was used and has revised the Proxy Statement/Prospectus to include the SRE balances as of September 30, 2020.

SEC Comment 16 Under the “Fee and Expenses” section (for Class C) on page 23 of the Proxy Statement/Prospectus, please confirm that the fees shown are the most current fees available.

Response: The Registrant has revised the “Fee and Expenses” section for SRE as of September 30, 2020. The Highland Funds II N-CSR was filed on December 10, 2020.

SEC Comment 17 Under the “Fee and Expenses” section (for Class C) on page 24 of the Proxy Statement/Prospectus, please confirm that you used the maximum CDSC when calculating these numbers. Please confirm the same for the “Fee and Expenses” section for the other classes as well, to the extent they apply.

Response: The Registrant confirms that the maximum CDSC fees are included for Class C Shares as well as for other classes in both the fee tables and the expense examples, to the extent they apply. Please also refer to Disclosure Comment #14 response above.

SEC Comment 18 Under the “Comparison of Performance Information” on page 26 of the Proxy Statement/Prospectus, the Staff notes the disclosure that “MAF outperformed each of SRE’s classes YTD and over the 1-, 3- and 5-year periods ended June 30, 2020 and since MAF’s inception (January 2015).” Please correct this sentence to note that SRE outperformed MAF since MAF’s inception.

Response: Please refer to the response provided to Disclosure Comment #7, above.

SEC Comment 19 The Staff notes the returns information reflected in the table under the “Comparison of Performance Information” section on page 26 of the Proxy Statement/Prospectus compared to the returns information reflected in the “Average Annual Total Return Table” on page 27 of the Proxy Statement/Prospectus. It appears that, by virtue of when performance was calculated, the returns reflected on page 26 appear different than the returns in the table below it. Compare, for example, the one-year returns for SRE reflected on page 26 (i.e., -5.97% for SRE) with the one-year return for SRE reflected in the table on page 27 (i.e., 5.21% for SRE). Please add an explanation that different timeframes are being shown.

Response: The Registrant will update the noted disclosure as shown below:

MAF outperformed each of SRE’s classes YTD and over the 1-, 3- and 5-year periods ended June 30, 2020 and since MAF’s inception (January 2015). The performance information shown below as of each calendar year end will help you analyze SRE’s and MAF’s investment risks in light of their historical returns in addition to the comparative performance of each Fund as of the more recent date of June 30, 2020.

SEC Comment 20 In footnote 1 to the table under the “Comparison of Performance” section on page 26 of the Proxy Statement/Prospectus, the Staff notes the disclosure regarding reflection of Class Z fees and expenses for the Predecessor Fund. Since Class Z Shares have the lowest fees for MAF, why is it not most appropriate to use the higher expense class if it was in existence at the time?

Response: The Predecessor Fund was a private fund with one share class that converted into Class Z shares prior to the commencement of operation of Class A and Class C. Accordingly, Class Z is correctly reflected in this section as the oldest of the three classes.

SEC Comment 21 In the first sentence under the “Average Annual Total Return Table” section on page 27 of the Proxy Statement/Prospectus, please replace “in the table above” with “in the table below.”

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 22 In footnote 1 to the table under the “Comparison of Performance” section on page 27 of the Proxy Statement/Prospectus, the Staff notes the disclosure regarding reflection of Class Z fees and expenses for the Predecessor Fund. Since Class Z Shares have the lowest fees for MAF, why is it not most appropriate to use the higher expense class if it was in existence at the time?

Response: Please refer to the response provided to Disclosure Comment #20, above.

SEC Comment 23 In the bar chart on page 28 of Proxy Statement/Prospectus, please consider adding data for 2015 since the Predecessor Fund was operational in 2015.

Response: Because the Predecessor Fund commenced operations on January 20, 2015, full calendar year performance information is not available and therefore is not included in the bar chart showing full calendar year performance consistent with the requirements of Item 4 of Form N-1A.

SEC Comment 24 In the first sentence under the “Average Annual Total Return Table” section on page 28 of the Proxy Statement/Prospectus, please replace “in the table above” with “in the table below.”

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 25 Under the “Portfolio Management Information” section on page 30 of the Proxy Statement/Prospectus, please add disclosure with respect to Mike Hurley in accordance with the requirements of Item 6(a) of Form N-14.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 26 Under the “Board Considerations Relating to the Reorganization” section on page 45 of the Proxy Statement/Prospectus, please review bullets #1 and #3 to ensure they are not duplicative.

Response: The Registrant believes that, although both bullets discuss potential benefits from growth in assets, the first bullet discusses consideration of potential benefits to shareholders of SRE relating to the MAF investment strategy while the third bullet discusses consideration of the potential benefit to both Funds of combining assets and corresponding efficiencies. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

SEC Comment 27 Under the “Board Considerations Relating to the Reorganization” section on page 45 of the Proxy Statement/Prospectus, the Staff notes the disclosure in the fourth bullet point that “MAF’s total management fee (advisory fee and administration fee) is in line with MAF’s competitors with comparable investment strategies.” What does “in line with MAF’s competitors” mean here? Please disclose any relevant statistics.

Response: Supplementally, the Registrant notes that the Board reviewed gross advisory fee and gross administrative fees of MAF and its competitors, including:

Fund	Gross Advisory	Gross Admin	Total Gross Advisory and Admin
NexPoint Merger Arbitrage	1.00%	0.20%	1.20%
Gabelli Entpr Mergers & Acquisitions	0.94%	—	0.94%
The Merger Fund	1.00%	0.03%	1.03%
The Arbitrage Fund	1.05%	0.02%	1.07%
Vivaldi Merger Arbitrage	1.25%	—	1.25%
Kellner Merger	1.25%	0.11%	1.36%
SilverPepper Merger Arbitrage	1.50%	0.09%	1.59%
Peer Group Average	1.14%	0.09%	1.21%
Peer Group Median	1.05%	0.09%	1.20%

SEC Comment 28 Under the “Board Considerations Relating to the Reorganization” section on page 45 of the Proxy Statement/Prospectus, the Staff notes that fifth bullet references the “greater potential for long-term growth of MAF’s asset base as compared to SRE. What makes MAF have a greater potential for long-term growth of its asset base?

Response: Supplementally, the Registrant notes that the Adviser believes based on historical performance and the current market environment, MAF is well-positioned for asset growth. For example, MAF is a 5-star fund according to Morningstar, was recently recognized as the top fund in the Merger Arbitrage category at the HFM U.S. Performance Awards, and has received material investment interest from institutional investors.

SEC Comment 29 Under the “Board Considerations Relating to the Reorganization” section on page 46 of the Proxy Statement/Prospectus, the Staff notes the disclosure in the 14th bullet point regarding brokerage expenses relating to repositioning of SRE’s portfolio prior to the reorganization. Please clarify, as noted elsewhere in the proxy statement, that SRE is paying the repositioning brokerage expenses.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 30 The Staff notes that when a party soliciting proxies only with respect to a non-routine proposal or proposals and a beneficial owner does not give instructions to its broker, the broker does not have discretionary authority to vote and, therefore, is not authorized to deliver the proxy to the soliciting party. (See NYSE 452.11) In such cases, disclosure regarding the effect of broker non-votes on the vote or quorum formation should not be included in the proxy statement because there should not be any broker non-votes. Please review the disclosure regarding broker non-votes on page 50 of the Proxy Statement/Prospectus and revise as needed.

Response: While the Registrant understands NYSE Rule 452.11, nevertheless quite often brokers deliver non-votes on non-routine proposals. The Proxy Statement/Prospectus does not purport to address conduct rules that may apply to brokers who are members and brokers who are not members of the New York Stock Exchange, nor does the Proxy Statement/Prospectus purport to address the procedures various brokers may have for interacting with customers during the course of a proxy solicitation, which procedures are determined by such brokers in their discretion (subject to compliance with applicable law and exchange rules). Accordingly, the Registrant believes it is necessary to disclose that, if any are received, broker non-votes will not be counted as a vote in favor of proposals in the manner that a properly executed proxy that does not include instructions would be voted in favor. The Registrant additionally notes that, to the extent any broker non-votes are received, the Registrant’s declaration of trust requires “shares underlying a proxy as to which a broker or other intermediary states its absence of authority or lack of instruction to vote with respect to one or more matters or fails to abstain or vote on or against one or more matters shall be treated as present for purposes of establishing a quorum.”

However, in response to the Staff’s comment, the Registrant will add the following disclosure to the Proxy Statement/Prospectus:

Because there are no proposals on which brokers may vote in their discretion on behalf of their clients, the Funds do not expect to receive any broker non-votes.

SEC Comment 31 Please correct the typo under the “Other Matters and Discretion of Attorneys Named in Proxy” section on page 51 of the Proxy Statement/Prospectus (i.e., “PNC Funds” is referenced in this section).

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 32 Under Section 1.9 of the Agreement and Plan of Reorganization, minimum investment amounts applicable to initial investments in MAF shares are waived with respect to the SRE shareholders’ initial receipt of MAF shares as part of the reorganization. Please include this information in the proxy statement if it is not already stated.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

SEC Comment 33 Under Annex D (“Summary of Rights of Shareholders”), please clarify how the fourth column (labeled “certain differences”) is being used.

Response: In response to the comment, the Registrant has revised the name of the column from “Certain Differences” to “Key Differences.”

SEC Comment 34 Under the “Narrative Description of the Pro Forma Effects of the Reorganization” section of the Statement of Additional Information (“SAI”), the Staff notes the reference to data “as of January 1, 2019.” Please confirm if this date is correct.

Response: Please refer to the response provided to Accounting Comment #7.

SEC Comment 35 Under the “Pro Forma Adjustments” section of the SAI, why is the expected net assets of the combined funds $2 million higher than the sum of the assets of the two funds?

Response: The Registrant has updated the Pro Forma Adjustments to reflect the September 30, 2020 net assets detailed in the sentence prior. Note the SRE fund currently has an investment in MAF that will redeemed prior to the merger. This will result in a reduction of the combined assets by approximately $4.5 million. SRE $69.4 million plus MAF $61.6 million less SRE’s investment in MAF of $4.5 million results in combined net assets of approximately $126.5 million.

SEC Comment 36 The proxy card was not included in the Form N-14 filing. Please provide the proxy card for the Staff’s review.

Response: The proxy card has been included as requested.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric C. Griffith

cc:	Jacob Sandoval, U.S. Securities and Exchange Commission

Lauren Thedford, Esq.